Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 29, 2007

Relating to Preliminary Prospectus dated October 29, 2007

Registration No. 333-144256

OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

FREE WRITING PROSPECTUS

This Free Writing Prospectus is being filed to advise you of the availability of a revised preliminary prospectus dated October 29, 2007 (the “Preliminary Prospectus”), which contains the information summarized below, and to provide you with a hyperlink to the current version of the Registration Statement on Form S-1 (File No. 333-144256), which includes the Preliminary Prospectus. You should read the entire Preliminary Prospectus carefully, including the Section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in our Class A shares.

DUBAI INTERNATIONAL CAPITAL LLC TO ACQUIRE 9.9% EQUITY STAKE IN OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

Dubai and New York, October 29, 2007 – Dubai International Capital LLC (“DIC”), the international investment arm of Dubai Holding, and Och-Ziff Capital Management Group LLC (“Och-Ziff”) today announced that DIC will acquire a 9.9% outstanding equity stake in Och-Ziff’s business upon completion of Och-Ziff’s planned initial public offering. The purchase price per share paid by DIC will be determined based on the pricing of the public offering, less the underwriting fees and commissions, but in any event will not exceed $33.00 per share.

Sameer Al Ansari, Executive Chairman and Chief Executive Officer of DIC, said: “Since inception, DIC has always been keen to align itself with like-minded investors. We hold Och-Ziff in very high regard both as a sophisticated investor and a prominent alternative asset manager. We believe that Och-Ziff is uniquely positioned to take advantage of the anticipated strong growth in the alternative asset space based upon its global platform and experienced management team. This transaction serves as the foundation on which DIC and Och-Ziff can build synergies going forward. DIC is thrilled to be part of the Och-Ziff story and we are committed to making progress with the strategic aspects of our new alliance.”

Daniel Och, Chairman, Chief Executive Officer and Executive Managing Director of Och-Ziff, said: “We are proud that DIC has agreed to join our firm as an equity investor. We look forward to working together to advance our global growth strategies, and believe this development strengthens our efforts to build an enduring world class investment management business.”

DIC’s investment in Och-Ziff is intended to create a strategic relationship between the two firms and to provide many mutual benefits related to deal access, sharing of resources and global office footprint, undertaking joint initiatives and pursuing co-investment opportunities. The sale is conditioned on, and will be consummated concurrently with, the closing of Och-Ziff’s planned initial public offering.

The after-tax proceeds from this transaction will be reinvested into certain funds managed by Och-Ziff.

About Dubai International Capital LLC

Established in 2004, DIC is a Dubai-based international investment company. It is a wholly owned subsidiary of Dubai Holding. DIC manages an international portfolio of diverse assets that provide its stakeholders with value growth, diversification, and strategic investments and relationships. DIC has a broad investment directive, which consists of direct private equity, private equity funds and co-investments, listed equities and strategic investments.

About Och-Ziff Capital Management Group LLC

Och-Ziff, founded by Daniel Och in 1994, is a leading institutional alternative asset management firm and one of the largest alternative asset managers in the world, with approximately $30.1 billion of assets under management for over 700 fund investors as of September 30, 2007.

Advisors

J.P. Morgan Securities Inc. acted as Och-Ziff’s lead financial advisor and Goldman, Sachs & Co. also advised Och-Ziff. Affiliates of Merrill Lynch & Co. acted as DIC’s sole financial advisor.

Contact

For further information regarding Och-Ziff, please contact:
Steve Bruce or Chuck Dohrenwend
The Abernathy MacGregor Group for Och-Ziff Capital Management Group LLC	212-371-5999

For further information regarding DIC, please contact:
Alex Blake-Milton	(mobile) +97150.6947589
Brunswick for Dubai International Capital LLC	(office) +9714.3199228

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include the ability of Och-Ziff to consummate the sale to DIC and its planned initial public offering and DIC’s percentage ownership in Och-Ziff’s business. Actual results may differ, possibly materially, from the views or expectations expressed in these forward-looking statements as a result of, among other things, the inability to close the transactions due to market or other conditions. Och-Ziff disclaims any obligation to update such forward-looking statements after the date of this release.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK BELOW. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING GOLDMAN SACHS TOLL-FREE 1-866-471-2526 OR LEHMAN BROTHERS TOLL FREE 1-888-603-5847.

TO REVIEW OUR CURRENT REGISTRATION STATEMENT AND THE PRELIMINARY PROSPECTUS, CLICK THE FOLLOWING LINK ON THE SEC WEB SITE AT WWW.SEC.GOV AS FOLLOWS (OR IF SUCH ADDRESS HAS CHANGED, BY REVIEWING OUR FILINGS FOR THE RELEVANT DATE ON THE SEC WEB SITE):

http://www.sec.gov/Archives/edgar/data/1403256/000119312507228327/ds1a.htm

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS 0001403256.

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